September 14, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	Acceleration Request of InPoint Commercial Real Estate Income, Inc.

Registration Statement on Form S-11 (File No. 333-258802)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as the underwriter, wish to advise you that we will have distributed as many copies of the Preliminary Prospectus, dated September 14, 2021, included in the above-referenced Registration Statement through the date hereof to underwriters, dealers, institutions and others as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

Pursuant to Rule 461 of the General Rules and Regulations under the Act, we hereby join in the request of InPoint Commercial Real Estate Income, Inc. for acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 4:00 p.m., Eastern time, on Wednesday, September 15, 2021, or as soon thereafter as practicable.

The undersigned, as representative of the several underwriters, has and will, and each underwriter and dealer has advised the undersigned that it has and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

By:	RAYMOND JAMES & ASSOCIATES, INC., as underwriters
/s/ Jozsi Popper
Name:	Jozsi Popper
Title:	Managing Director